中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

2011 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2011. This announcement, containing the full text of the 2011 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2011 Interim Report will be delivered to the H-Share holders of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 31 August 2011.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
25 August 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

CORPORATE INFORMATION

DIRECTORS

Non- Executive Directors

Si Xian Min *(Chairman)*
Wang Quan Hua

Executive Directors

Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China
China Development Bank

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

REVIEW AND PROSPECTS

During the reporting period, the global economy saw a slow recovery, but China's economy maintained steady and relatively fast growth momentum, which spurred strong demand in the domestic aviation market and rectified the imbalance between supply and demand of the industry. By making good use of continuous growth momentum of the domestic aviation market and strengthening its safety management, the Group accelerated its internationalisation process, optimized the route structure, improved sales of transit services, endeavoured to enhance marketing ability and service quality, and boosted its operating results for the first half of 2011 to reach a new record high.

During the reporting period, while seizing the market opportunities, the Group attached much importance to flight safety and delivered our best safety performance over the same period in our history. By the end of the reporting period, the Company achieved records of over 8.32 million accumulated safe flight hours and 204 consecutive months of air security.

During the reporting period, the Group endeavoured to promote strategic transformation, further optimized its flight route structure, improved its transit services and perfected the processes and facilities for transit services. As a result, our transit sales ability was significantly enhanced and the ratio in using our transit services has also substantially increased. Accordingly, the inter-support and inter-referral between our international and domestic routes was further enhanced, and new achievements continued to be made in our transformation process.

During the reporting period, the Company fully implemented the SKYTRAX Four-star benchmarking management and enhanced the standardization and consistence of its services, thereby further improving the quality of the Company's services. In addition, the Company made greater effort to promote the "China Southern" brand in international markets, thus further increasing the Company's brand influence. In June 2011, the Company was granted by SKYTRAX the award of "World's Most-Improved Airline in 2011".

For the period under review, the Group's total traffic revenue was RMB39,895 million, an increase of RMB6,821 million or 20.6% from the same period last year. Meanwhile, the Group's total traffic volume increased by 12.6% to 6,845 million RTKs. Passenger load factor was 80.6%, representing an increase of 2.7 percentage points from the same period last year. Passengers carried was 38.44 million, representing an increase of 6.1% from the same period last year. The average utilisation rate of the Group's aircraft was 9.63 hours per day for the period under review, an increase of 0.07 hour or 0.7% from the same period last year.

Passenger revenue for the period under review was RMB37,153 million, up 21.2% from the same period last year, representing 93.1% of the Group's total traffic revenue. Passenger traffic volume increased by 9.5% to 57,790 million RPKs. The overall passenger yield per RPK increased by 10.3% form RMB0.58 to RMB0.64.

Domestic passenger revenue was RMB30,934 million, up 19.8% from the same period last year. Domestic passenger revenue accounted for 83.3% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 1.4% while passenger traffic volume, in terms of RPKs, increased by 6.3% from the same period last year, resulting in an increase in passenger load factor of 3.8 percentage points to 82.3%. During the reporting period, the passenger yield per RPK increased by 12.1% from RMB0.58 to RMB0.65.

For Hong Kong, Macau and Taiwan routes, the Group recorded passenger revenue of RMB880 million, an increase of 21.7% from same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.3% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 15.2% while passenger traffic volume, in terms of RPKs increased by 15.6% from the same period last year, resulting in an increase in passenger load factor of 0.3 percentage points to 75.2%. The passenger yield per RPK increased by 6.0% from RMB0.84 to RMB0.89.

REVIEW AND PROSPECTS (cont'd)

Passenger revenue for the Group's international routes amounted to RMB5,339 million, an increase of 30.2% from the same period last year. International passenger revenue accounted for 14.4% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 29.9% while passenger traffic volume, in terms of RPKs, increased by 27.7% from the same period last year, resulting in an decrease in passenger load factor of 1.3 percentage points to 73.3%. The passenger yield per RPK increased by 1.8% from RMB0.56 to RMB0.57.

Cargo and mail revenue was RMB2,742 million, an increase of 13.1% from the same period last year. Cargo and mail revenue accounted for 6.9% of total traffic revenue. Cargo and mail carried increased by 4.7% to 536 thousand tonnes from the same period last year, mainly due to the fleet expansion. The cargo and mail yield per tonne kilometre decreased by 8.5% from RMB1.76 to RMB1.61.

Total operating expenses increased by 22.1% to RMB39,510 million from the same period last year, primarily due to the combined effect of increase in average fuel costs, maintenance expenses, landing and navigation fees, ground service charges and other operating costs.

Flight operations expenses increased by 21.8% to RMB21,838 million from the same period last year. Of these expenses, fuel costs was RMB14,635 million, up 34.5% from the same period last year, mainly as a result of the increase in fuel prices and fuel consumption.

Aircraft and traffic servicing expenses increased by 18.9% to RMB5,926 million from the same period last year, primarily as a result of an increase in the number of landing and take-offs.

Maintenance expenses increased by 35.5% to RMB3,467 million from the same period last year. It is mainly due to increased routine maintenance as a result of fleet expansion and the increase in aircraft utilisation rate during the period.

Depreciation and amortisation expenses increased by 11.1% to RMB3,714 million from the same period last year, mainly as a result of the increased number of owned and finance-leased aircraft during the second half of 2010 and the first half of 2011.

Promotion and sales expenses increased by 23.3% to RMB2,909 million from the same period last year, mainly as a result of the increase in sales commission.

General and administrative expenses increased by 9.7% and amounted to RMB1,081 million, during the period under review, mainly as a result of business expansion.

Interest expenses decreased by 15.1% to RMB522 million during the period under review, mainly as a result of the decrease in average effective interest rate of obligations under finance leases and bank and other loans during the period.

Net exchange gain increased by 350.5% to RMB1,239 million from the same period last year, mainly resulted from Renminbi appreciation during 2011. Such amount mainly represented an unrealised translation on retranslation of foreign currency denominated liabilities at the end of period.

As a result of the aforementioned factors, for the six months ended 30 June 2011, the Group recorded a net profit after tax of RMB3,154 million, as compared to a net profit after tax of RMB2,229 million for the same period last year.

REVIEW AND PROSPECTS (cont'd)

Looking into the second half of the year, benefit from the rapidly growing domestic economy, robust demand for air transportation and limited increase in supply from the industry, the domestic aviation market will hopefully maintain a higher level of prosperity. Meanwhile, we are also clearly aware that, the economic situation at home and abroad will become more complicated while difficulties and uncertainties in economic growth will arise in the second half of the year. Moreover, the continuous construction and operation of high-speed railway lines will also cause certain adverse impact on the aviation industry. As such, the Group will fully capitalize on the favourable market environment to ensure the achievement of its annual operation goals by taking the following approaches in the second half of the year:

1. To realize safe flight throughout the whole year

For the second half of 2011, the Group will further improve its risk management capacity, take full consideration of various potential safe flight risks and strengthen management of the safe operation of new aircraft models, so as to realize safe flight throughout the whole year.

2. To achieve higher operating efficiency by increasing revenue and reducing costs

The Group will increase its marketing efforts, strengthen its market-responding capability, improve its revenue management standard by diversifying revenue sources, optimize the portfolio of its cargo operations and enhance its cost control capability.

3. To promote internationalization steadily and progressively by continuously strengthening strategic transformation and hub construction

The Group will further optimize the structure of its flight routes network, put greater efforts in the construction of key hubs, increase investments in transportation capacity of international flight routes, strengthen the development of its international high-end markets and boost transit sales, with an aim to speed up internationalization progress.

4. To continuously improve service quality and enhance brand image

For the second half of 2011, the Group will increase investments to continuously promote the standardization and internationalization of its services and constantly expand the influence of its brand in international markets. The Group will endeavour to improve its service quality and enhance its brand image by exercising more stringent control over its transportation capacity and optimizing passenger experiences in the event of irregular flight service, to the greatest extent.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2011, the Group's current liabilities exceeded its current assets by RMB19,032 million, which includes bank and other loans, and obligation under finance leases repayable within one year totalling RMB17,276 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE (cont'd)

As at 30 June 2011, the Group's borrowings totalled RMB58,474 million, an increase of RMB2,844 million from RMB55,630 million as at 31 December 2010. The borrowings were mainly denominated in United States dollars and Renminbi, with 11.51% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB17,276 million, RMB11,280 million, RMB6,053 million, RMB4,843 million and RMB19,022 million will be repayable in the twelve months ending 30 June 2012, 2013, 2014, 2015, 2016 and thereafter respectively. As at 30 June 2011, cash and cash equivalents of the Group totalled RMB11,156 million, an increase of RMB752 million from RMB10,404 million as at 31 December 2010. Of the total balance, 20.4% was denominated in foreign currencies.

As at 30 June 2011, net debts (bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, income tax payable, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 1.2% to RMB66,836 million from RMB66,036 million as at 31 December 2010.

As at 30 June 2011, total equity attributable to equity shareholders of the Company amounted to RMB29,728 million, an increase of RMB3,014 million from RMB26,714 million as at 31 December 2010, mainly reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2011 amounted to RMB34,853 million (31 December 2010: RMB30,213 million).

Ratio of net debt to total equity of the Group as at 30 June 2011 is 1.92 times, as compared to 2.19 times as at 31 December 2010.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease and bank and other loans are denominated in foreign currencies, principally in US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into foreign exchange forward contracts with authorised banks. As at 30 June 2011, the Group had no outstanding foreign exchange forward contracts.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make their own decisions as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

CHARGES ON ASSETS

As at 30 June 2011, certain aircraft and advance payments of aircraft of the Group with an aggregate carrying value of approximately RMB51,529 million (as at 31 December 2010: RMB49,063 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS

As at 30 June 2011, the Group had capital commitments of approximately RMB80,094 million. Of such amounts, RMB76,973 million was related to the acquisition of aircraft and related flight equipment and RMB3,121 million for other projects.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 20 to the interim financial report prepared under International Accounting Standard 34.

DIVIDENDS

The board (the "Board") of directors (the "Directors") did not propose to declare an interim dividend for the six months ended 30 June 2011.

CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Below are the changes of Directors' and supervisors' (the "Supervisors") information required to be disclosed pursuant to Rule 13.51B(1) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since the date of the 2010 Annual Report:

(1) Mr. Gong Hua Zhang has been appointed as the external director of COFCO Corporation since March 2011.

(2) Mr. Wei Jin Cai has been appointed as the independent director of Xiamen International Airport Co., Ltd. (A share Stock Code: 600897) since 22 April 2011. Mr. Wei Jin Cai has also been appointed as the independent non-executive director of ASR Holdings Limited in Hong Kong since July 2011.

(3) Mr. Li Wen Xin resigned as the Party Secretary and Vice President of China Southern Air Holding Company ("CSAHC") on 30 May 2011. Mr. Li Wen Xin also resigned as a non-executive Director of the Company on 8 August 2011 due to change in his work arrangement.

(4) Mr. Tan Wan Geng has been appointed as the Party Secretary of CSAHC since 30 May 2011.

(5) Mr. Ning Xiang Dong resigned as the independent director of Shantui Construction Machinery Co., Ltd. (A share Stock Code: 000680) in May 2011. Mr. Ning Xiang Dong has been appointed as the independent director of Sichuan Changhong Electric Co., Ltd. (A share Stock Code: 600839) since 8 June 2011.

(6) Mr. Lam Kwong Yu resigned as an independent non-executive Director of the Company on 5 August 2011 due to his personal time allocation arrangement.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

STRUCTURE OF SHARE CAPITAL

As at 30 June 2011, the share capital of the Company comprised the following:

Category of Shares	Number of Shares held	Percentage to the total share capital (%)
1. A Shares with selling restrictions	2,222,650,000	22.64
2. H Shares	2,794,917,000	28.47
3. A Shares without selling restrictions	4,800,000,000	48.89
Total share capital	9,817,567,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2011, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note 1)	Beneficial owner	A Shares	4,145,050,000 (L)	59.02%	–	42.22%
	Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total	5,209,820,000 (L)	–	–	53.07%
Nan Lung Holding Limited ("Nan Lung") (Note 1)	Beneficial owner	H Shares	1,064,770,000 (L)	–	38.10%	10.85%

Notes:

(1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.99% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

(2) FIL Limited was interested in an aggregate of 139,840,000 H Shares in the capacity as an investment manager since 16 August 2011, representing approximately 5.00% of the then total issued H Shares of the Company.

Save as disclosed above, as at 30 June 2011, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the first half of 2011.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2011, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies"(the "Model Code") as set out in Appendix 10 of the Listing Rules.

HUMAN RESOURCES

As at 30 June 2011, the Group had an aggregate of 67,748 employees. The wages of the Group's employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2011, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors of the Company.

Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2011 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2011.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

MATERIAL LITIGATION

During the reporting period, the Company was not involved in any material litigation.

By order of the Board
Si Xian Min
Chairman of the Board

Guangzhou, the PRC
25 August 2011

OPERATING DATA SUMMARY

	Six months ended 30 June 2011	2010	2011 vs 2010 Increase/ (decrease)	(%)
Capacity				
Available seat kilometres (ASKs) (million)				
– Domestic	**57,572**	56,760	812	1.4
– Hong Kong, Macau and Taiwan	**1,318**	1,144	174	15.2
– International	**12,851**	9,892	2,959	29.9
Total	**71,741**	67,796	3,945	5.8
Available tonne kilometres (ATKs) (million)				
– Domestic	**6,783**	6,700	83	1.2
– Hong Kong, Macau and Taiwan	**153**	130	23	17.7
– International	**2,945**	2,141	804	37.6
Total	**9,881**	8,971	910	10.1
Kilometres flown (thousand)	**447,198**	416,948	30,250	7.3
Hours flown (thousand)	**723**	667	56	8.4
Number of landing and takeoff (thousand)	**338**	331	7	2.1
Traffic				
Revenue passenger kilometres (RPKs) (million)				
– Domestic	**47,380**	44,563	2,817	6.3
– Hong Kong, Macau and Taiwan	**991**	857	134	15.6
– International	**9,419**	7,378	2,041	27.7
Total	**57,790**	52,798	4,992	9.5
Revenue tonne kilometres (RTKs) (million)				
– Domestic	**4,837**	4,608	229	5.0
– Hong Kong, Macau and Taiwan	**95**	82	13	15.9
– International	**1,913**	1,388	525	37.8
Total	**6,845**	6,078	767	12.6

	Six months ended 30 June 2011	2010	2011 vs 2010 Increase/ (decrease)	(%)
Passengers carried (thousand)				
– Domestic	**34,740**	33,025	1,715	5.2
– Hong Kong, Macau and Taiwan	**849**	758	91	12.0
– International	**2,855**	2,445	410	16.8
Total	**38,444**	36,228	2,216	6.1
Cargo and mail carried (thousand tonne)				
– Domestic	**402**	411	(9)	(2.2)
– Hong Kong, Macau and Taiwan	**6**	6	–	–
– International	**128**	95	33	34.7
Total	**536**	512	24	4.7
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**82.3**	78.5	3.8	4.8
– Hong Kong, Macau and Taiwan	**75.2**	74.9	0.3	0.4
– International	**73.3**	74.6	(1.3)	(1.7)
Overall	**80.6**	77.9	2.7	3.5
Overall load factor (RTK/ATK) (%)				
– Domestic	**71.3**	68.8	2.5	3.6
– Hong Kong, Macau and Taiwan	**62.1**	63.1	(1.0)	(1.6)
– International	**65.0**	64.8	0.2	0.3
Overall	**69.3**	67.8	1.5	2.2
Breakeven load factor (%)	**67.7**	65.9	1.8	2.7
Yield				
Yield per RPK (RMB)				
– Domestic	**0.65**	0.58	0.07	12.1
– Hong Kong, Macau and Taiwan	**0.89**	0.84	0.05	6.0
– International	**0.57**	0.56	0.01	1.8
Overall	**0.64**	0.58	0.06	10.3
Yield per cargo and mail tonne kilometre (RMB)	**1.61**	1.76	(0.15)	(8.5)

	Six months ended 30 June		2011 vs 2010	
	2011	2010	**Increase/ (decrease)**	(%)
Yield per RTK (RMB)				
– Domestic	**6.61**	5.81	0.80	13.8
– Hong Kong, Macau and Taiwan	**9.71**	9.22	0.49	5.3
– International	**3.66**	3.99	(0.33)	(8.3)
Overall	**5.83**	5.44	0.39	7.2
Fleet				
Total number of aircraft at period end				
– Boeing	**214**	198	16	8.1
– Airbus	**194**	181	13	7.2
– McDonnell Douglas	**5**	13	(8)	(61.5)
– Others	**11**	11	–	–
Total	**424**	403	21	5.2
Aircraft utilisation rate (hours per day)	**9.63**	9.56	0.07	0.7
Financial				
Operating cost per ATK (RMB)	**3.94**	3.61	0.33	9.1

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2011 – unaudited
(Expressed in Renminbi)

	Note	Six months ended 30 June 2011 RMB million	2010 RMB million
Operating revenue			
Traffic revenue		**39,895**	33,074
Other operating revenue		**1,530**	863
Total operating revenue	3(c)	**41,425**	33,937
Operating expenses			
Flight operations		**21,838**	17,923
Maintenance		**3,467**	2,559
Aircraft and traffic servicing		**5,926**	4,984
Promotion and sales		**2,909**	2,360
General and administrative		**1,081**	985
Depreciation and amortisation		**3,714**	3,342
Others		**575**	204
Total operating expenses		**39,510**	32,357
Other net income	5	**620**	192
Operating profit		**2,535**	1,772
Interest income	7(b)	**110**	28
Interest expense	7(a)	**(522)**	(615)
Share of associates' results		**43**	28
Share of jointly controlled entities' results		**72**	73
Gain/(loss) on derivative financial instruments, net		**1**	(12)
Exchange gain, net		**1,239**	275
Dividend income		**47**	–
Gain on sale of a jointly controlled entity classified as held for sale, net		**–**	1,078
Gain on deemed disposal of a subsidiary		**–**	17
Profit before taxation	7	**3,525**	2,644
Income tax expense	6	**(371)**	(415)
Profit for the period		**3,154**	2,229
Attributable to:			
Equity shareholders of the Company		**2,762**	2,071
Non-controlling interests		**392**	158
Profit for the period		**3,154**	2,229
Earnings per share	9		
Basic and diluted		**RMB0.28**	RMB0.26

The notes on pages 19 to 35 form part of this interim financial report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2011 – unaudited
(Expressed in Renminbi)

		Six months ended 30 June	
		2011	2010
	Note	**RMB million**	RMB million
Profit for the period		**3,154**	2,229
Other comprehensive income for the period (after tax and reclassification adjustments):			
Available-for-sale securities: net movement in fair value reserve	8	**(1)**	(22)
Total comprehensive income for the period		**3,153**	2,207
Attributable to:			
Equity shareholders of the Company		**2,761**	2,056
Non-controlling interests		**392**	151
Total comprehensive income for the period		**3,153**	2,207

The notes on pages 19 to 35 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

At 30 June 2011 – unaudited
(Expressed in Renminbi)

	Note	**At 30 June 2011 RMB million**	At 31 December 2010 RMB million
Non-current assets			
Property, plant and equipment, net	10	**81,852**	80,214
Construction in progress	11	**12,303**	10,069
Lease prepayments		**1,788**	1,605
Interest in associates		**334**	309
Interest in jointly controlled entities		**935**	863
Other investments in equity securities		**166**	166
Lease deposits		**533**	544
Available-for-sale equity securities		**79**	80
Deferred tax assets		**701**	997
Other assets		**505**	526
		99,196	95,373
Current assets			
Inventories		**1,483**	1,355
Trade receivables	12	**1,883**	1,992
Other receivables	13	**2,754**	1,394
Prepaid expenses and other current assets		**619**	576
Amounts due from related companies	19(d)	**489**	138
Cash and cash equivalents	14	**11,156**	10,404
		18,384	15,859
Current liabilities			
Financial liabilities		**–**	13
Bank and other loans	15	**15,529**	9,324
Obligations under finance leases		**1,747**	1,654
Trade and bills payable	16	**1,252**	1,806
Sales in advance of carriage		**3,364**	3,604
Deferred revenue		**622**	524
Income tax payable		**745**	1,985
Amounts due to related companies	19(d)	**203**	317
Accrued expenses		**10,361**	9,330
Other liabilities		**3,593**	3,768
		37,416	32,325
Net current liabilities		**(19,032)**	(16,466)
Total assets less current liabilities		**80,164**	78,907

CONSOLIDATED BALANCE SHEET (cont'd)

At 30 June 2011 – unaudited
(Expressed in Renminbi)

	Note	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Non-current liabilities and deferred items			
Bank and other loans	15	**27,551**	31,876
Obligations under finance leases		**13,647**	12,776
Deferred revenue		**1,099**	824
Provision for major overhauls		**1,107**	1,173
Provision for early retirement benefits		**102**	118
Deferred benefits and gains		**1,008**	1,015
Deferred tax liabilities		**797**	912
		45,311	48,694
Net assets		**34,853**	30,213
Capital and reserves			
Share capital		**9,818**	9,818
Reserves	17	**19,910**	16,896
Total equity attributable to equity shareholders of the Company		**29,728**	26,714
Non-controlling interests		**5,125**	3,499
Total equity		**34,853**	30,213

Approved and authorised for issue by the board of directors on 25 August 2011.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 19 to 35 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2011 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	(Accumulated losses)/ retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2010	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262
Changes in equity for the six months ended 30 June 2010:								
Profit for the period	–	–	–	–	2,071	2,071	158	2,229
Other comprehensive income	–	–	(15)	–	–	(15)	(7)	(22)
Total comprehensive income for the period	–	–	(15)	–	2,071	2,056	151	2,207
Decrease in non-controlling interests as a result of loss of control of a subsidiary	–	–	–	–	–	–	(2)	(2)
Distributions to non-controlling shareholders	–	–	–	–	–	–	(6)	(6)
Acquisition of equity interest of a subsidiary from a non-controlling shareholder	–	–	–	–	–	–	(15)	(15)
Government contributions	–	–	–	2	–	2	–	2
Balance at 30 June 2010 and 1 July 2010	8,003	4,676	22	756	(1,048)	12,409	3,039	15,448
Changes in equity for the six months ended 31 December 2010:								
Profit for the period	–	–	–	–	3,724	3,724	462	4,186
Other comprehensive income	–	–	9	–	–	9	(2)	7
Total comprehensive income for the period	–	–	9	–	3,724	3,733	460	4,193
Issuance of shares	1,815	8,757	–	–	–	10,572	–	10,572
Balance at 31 December 2010	9,818	13,433	31	756	2,676	26,714	3,499	30,213

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

for the six months ended 30 June 2011 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	Retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2011	9,818	13,433	31	756	2,676	26,714	3,499	30,213
Changes in equity for the six months ended 30 June 2011:								
Profit for the period	–	–	–	–	2,762	2,762	392	3,154
Other comprehensive income	–	–	(1)	–	–	(1)	–	(1)
Total comprehensive income for the period	–	–	(1)	–	2,762	2,761	392	3,153
Distributions to non-controlling shareholders	–	–	–	–	–	–	(13)	(13)
Decrease in equity interests in a subsidiary as a result of capital injection by a third party (Note (b))	–	253	–	–	–	253	1,207	1,460
Capital injection from the non-controlling shareholder of a subsidiary (Note (c))	–	–	–	–	–	–	40	40
Balance at 30 June 2011	9,818	13,686	30	756	5,438	29,728	5,125	34,853

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others (Note 17(b)).

Note (b): On 20 December 2010, the Company, Xiamen Jianfa Group Co., Ltd., a non-controlling shareholder of Xiamen Airlines Company Limited ("Xiamen Airlines"), and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment") entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject cash of RMB1,460 million into Xiamen Airlines for 15% equity interests in Xiamen Airlines. In March 2011, the capital injection was received in full and the Company's equity interests in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

Note (c): During the period, the non-controlling shareholder of a subsidiary injected cash of RMB40 million into the registered capital of the subsidiary.

The notes on pages 19 to 35 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2011 – unaudited
(Expressed in Renminbi)

		Six months ended 30 June	
		2011	2010
	Note	**RMB million**	RMB million
Net cash generated from operating activities		**4,291**	2,118
Net cash used in investing activities		**(7,570)**	(6,838)
Net cash from financing activities		**4,031**	6,880
Net increase in cash and cash equivalents		**752**	2,160
Cash and cash equivalents at 1 January		**10,404**	4,343
Cash and cash equivalents at 30 June	14	**11,156**	6,503

The notes on pages 19 to 35 form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 30 June 2011
(Expressed in Renminbi)

1 BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and International Accounting Standard ("IAS") 34, *Interim Financial Reporting*, issued by the International Accounting Standards Board ("IASB"). It was authorised for issue on 25 August 2011.

At 30 June 2011, the Group's current liabilities exceeded its current assets by RMB19,032 million, which includes bank and other loans repayable within one year of RMB15,529 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2010 annual financial statements, except for the accounting policy changes set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2010 annual financial statements. The condensed interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 36.

The financial information relating to the financial year ended 31 December 2010 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2010 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 28 March 2011.

2 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's interim financial statements:

- IAS 24 (revised 2009), *Related party disclosures*
- Improvements to IFRSs (2010)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

These developments related primarily to clarification of certain disclosure requirements applicable to the Group's financial statements and have had no material impact on the contents of this interim financial report.

3 SEGMENT REPORTING

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(c).

3 SEGMENT REPORTING (cont'd)

(a) Business segments (cont'd)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance is set out below.

	Airline business		All other segments		Total	
	2011	2010	2011	2010	2011	2010
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
For the six months ended 30 June 2011 and 30 June 2010						
Revenue from external customers	42,173	34,483	241	198	42,414	34,681
Inter-segment sales	–	–	350	371	350	371
Reportable segment revenue	42,173	34,483	591	569	42,764	35,052
Reportable segment profit before taxation	3,333	1,425	15	23	3,348	1,448
Other segment information						
Interest income	105	27	5	1	110	28
Interest expense	501	593	21	22	522	615
Depreciation and amortisation	3,713	3,344	38	34	3,751	3,378
Additions to non-current segment assets during the period	8,482	10,090	8	9	8,490	10,099
As at 30 June 2011 and 31 December 2010						
Reportable segment assets	114,456	108,222	1,770	1,757	116,226	109,979
Reportable segment liabilities	81,740	80,033	1,172	1,168	82,912	81,201

3 SEGMENT REPORTING (cont'd)

(b) Geographic information

	Six months ended 30 June 2011 RMB million	2010 RMB million
Domestic	**34,433**	28,350
Hong Kong, Macau and Taiwan	**975**	787
International*	**7,006**	5,544
	42,414	34,681

* Asian market accounted for approximately 72% (six months ended 30 June 2010: 71%) of the Group's total international passenger traffic revenue during the period. The remaining portion was mainly derived from the Group's flights to/from Australia, European and North American regions.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the People's Republic of China ("PRC") and is deployed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies

	Note	Six months ended 30 June 2011 RMB million	2010 RMB million
Revenue			
Reportable segment revenue		**42,764**	35,052
Elimination of inter-segment revenues		**(350)**	(371)
Reclassification of expired sales in advance of carriage	(i)	**180**	102
Reclassification of business tax	(ii)	**(1,169)**	(846)
Consolidated revenue		**41,425**	33,937

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

	Note	Six months ended 30 June 2011 RMB million	Six months ended 30 June 2010 RMB million
Profit			
Reportable segment profit before taxation		**3,348**	1,448
Unallocated amounts*		**162**	1,197
Losses on lump sum housing benefits	(iii)	**(13)**	(13)
Revaluation of land use rights	(iv)	**2**	2
Adjustments arising from business combinations under common control	(v)	**–**	(1)
Capitalisation of exchange difference of specific loans	(vi)	**26**	11
Consolidated profit before taxation		**3,525**	2,644

	Note	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Assets			
Reportable segment assets		**116,226**	109,979
Elimination of inter-segment balances		**(195)**	(191)
Unallocated amounts*		**1,537**	1,441
Losses on lump sum housing benefits	(iii)	**27**	40
Revaluation of land use rights	(iv)	**(136)**	(138)
Capitalisation of exchange difference of specific loans	(vi)	**154**	128
Government grants	(vii)	**(38)**	(38)
Effect of the above adjustments on taxation		**5**	11
Consolidated total assets		**117,580**	111,232

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Liabilities		
Reportable segment liabilities	**82,912**	81,201
Eliminations of inter-segment balances	**(195)**	(191)
Effect of the above adjustments on taxation	**10**	9
Consolidated total liabilities	**82,727**	81,019

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities and dividend income from an associate and other investments.

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC accounting rules and regulations, losses on the lump sum housing benefits executed by China Southern Air Holding Company ("CSAHC") are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(v) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The historical carrying amounts of the assets and liabilities in the books of subsidiaries acquired are used to prepare the consolidated financial statements. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

4 SEASONALITY OF OPERATIONS

The peak season of the aviation industry in China falls between July to October each year owing to the holiday season during that period. As a result, the Group normally experiences higher traffic demands during the holiday season and typically reports lower revenues and results for the first half of the year than the second half.

5 OTHER NET INCOME

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
Government grants	**357**	196
Gain/(loss) on sale of property, plant and equipment, net		
– Aircraft and spare engines	**111**	19
– Other property, plant and equipment	**(5)**	2
Withholding business tax refund	**157**	–
Others	**–**	(25)
	620	192

Pursuant to the circular jointly issued by the Ministry of Finance and the State Administration of Taxation of "Continued Application of Transitional Business Tax Exemption Policies for Cross Border Leasing Contracts" (Caishui [2011] No.48) in June 2011, RMB157 million of business tax in respect of pre-2009 aircraft leasing contracts paid and borne by the Group from 1 January 2010 to 31 December 2010 is refundable.

6 INCOME TAX EXPENSE

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
PRC income tax	**190**	500
Deferred tax	**181**	(85)
Income tax expense	**371**	415

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

The Corporate Income Tax Law of the PRC ("new tax law") took effect on 1 January 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Pursuant to the new tax law, the income tax rates of certain branches of the Company and subsidiaries of the Group that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (six months ended 30 June 2010: 15% to 25%).

7 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
(a) Interest expense		
Interest on bank and other loans and bills payable	**403**	528
Finance charges on obligations under finance leases	**191**	205
Less: borrowing costs capitalised	**(72)**	(118)
	522	615
(b) Other items		
Jet fuel costs	**14,635**	10,882
Depreciation		
– Owned assets	**2,948**	2,721
– Assets acquired under finance leases	**747**	609
Other amortisation	**55**	47
Amortisation of deferred benefits and gains	**(36)**	(35)
Operating lease charges		
– Aircraft and flight equipment	**2,293**	2,391
– Land and buildings	**264**	205
Staff costs	**4,830**	3,627
Interest income	**(110)**	(28)

8 OTHER COMPREHENSIVE INCOME

Available-for-sale securities

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
Net movement in fair value reserve during the period	**(1)**	(22)

9 EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2011 is based on the profit attributable to equity shareholders of the Company of RMB2,762 million (six months ended 30 June 2010: RMB2,071 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2010: 8,003,567,000 shares) in issue during the interim period.

On 29 October 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On 1 November 2010, the Company issued 312,500,000 H shares to a wholly owned subsidiary of CSAHC, Nan Lung Holding Limited.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

10 PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2011, the Group acquired aircraft with an aggregate cost of RMB4,800 million (six months ended 30 June 2010: RMB12,065 million).

11 CONSTRUCTION IN PROGRESS

The construction in progress as at 30 June 2011 mainly relates to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2011, the Group incurred capital expenditure in respect of construction in progress amounting to RMB5,893 million (six months ended 30 June 2010: RMB3,779 million).

12 TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Within 1 month	**1,707**	1,829
More than 1 month but less than 3 months	**161**	134
More than 3 months but less than 12 months	**15**	29
	1,883	1,992

13 OTHER RECEIVABLES

During the period, Xiamen Airlines purchased certain wealth management products of RMB1,000 million from Bank of China and Ping An Bank. These products are non-derivative financial assets that are not quoted in an active market, earn interest at rates ranging from 4% to 6.3%, and mature in one year. As at 30 June 2011, the other receivable balance also included interests receivable of RMB9 million related to these products.

14 CASH AND CASH EQUIVALENTS

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Deposits with banks and other financial institution	**5,331**	7,445
Cash at bank and in hand	**5,825**	2,959
	11,156	10,404

15 BANK AND OTHER LOANS

Bank and other loans are analysed as follows:

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Non-interest bearing and unsecured	**3**	3
Interest bearing and secured	**20,860**	22,060
Interest bearing and unsecured	**22,217**	19,137
Total bank and other loans	**43,080**	41,200
Less: loans due within one year	**15,529**	9,324
Loans due after one year	**27,551**	31,876

16 TRADE AND BILLS PAYABLE

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Bills payable	–	104
Trade payables	1,252	1,702
	1,252	1,806

The ageing analysis of trade and bills payable as of the balance sheet date is as follows:

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Within 1 month	706	1,190
More than 1 month but less than 3 months	290	337
More than 3 months but less than 6 months	218	240
More than 6 months but less than 1 year	11	12
More than 1 year	27	27
	1,252	1,806

17 RESERVES AND DIVIDENDS

(a) Dividends

The board of directors did not recommend the payment of an interim dividend for the six months ended 30 June 2011. No interim dividend was paid in respect of the six months ended 30 June 2010.

(b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2011 (six months ended 30 June 2010: Nil).

18 CAPITAL COMMITMENTS

At 30 June 2011, the Group had capital commitments as follows:

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**76,973**	73,909
	76,973	73,909
Other commitments		
– authorised and contracted for	**796**	757
– authorised but not contracted for	**2,325**	1,949
	3,121	2,706
	80,094	76,615

19 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.79 million for the six months ended 30 June 2011 (six months ended 30 June 2010: RMB3.16 million). Such remuneration is included in "staff costs" as disclosed in Note 7.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 8% to 22% (2010: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
Income received from the CSAHC Group		
Charter flight and pallet income	**26**	13
Cargo handling income	**11**	4
Commission income	**3**	2
Expenses paid to the CSAHC Group		
Repairing charges	**294**	204
Handling charges	**47**	32
Commission expenses	**11**	1
Lease charges for land and buildings	**70**	55
Property management fee	**15**	16
Expenses paid to jointly controlled entities and an associate		
Repairing charges	**603**	482
Flight simulation service charges	**113**	102
Advertising expenses	**10**	17
Training expenses	**62**	7
Income received from a jointly controlled entity		
Rental income	**18**	16
Disposal to the CSAHC Group		
Consideration for disposal of equity interests in MTU Maintenance Zhuhai Co., Ltd	**–**	1,608

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(d) Balances with the CSAHC Group, and the associates and jointly controlled entities of the Group

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Receivables		
The CSAHC Group	**287**	12
Associates	**46**	16
Jointly controlled entities	**156**	110
	489	138
Payables		
The CSAHC Group	**105**	139
A jointly controlled entity of CSAHC	**59**	71
An associate	**11**	27
Jointly controlled entities	**28**	80
	203	317

The amounts due from/to the CSAHC Group, the associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(e) Loans from and deposits placed with Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

(i) Loans from SA Finance

At 30 June 2011, loans from SA Finance to the Group amounted to RMB470 million (31 December 2010: RMB520 million).

The unsecured loans were repayable as follows:

	At 30 June 2011 RMB million	At 31 December 2010 RMB million
Within 1 year	**210**	320
After 1 years but within 2 years	**120**	60
After 2 years but within 5 years	**140**	140
	470	520

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(e) Loans from and deposits placed with Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group) (cont'd)

(i) Loans from SA Finance (cont'd)

During the six months ended 30 June 2011, interest expense paid on such loans amounted to RMB13 million (six months ended 30 June 2010: RMB26 million) and the interest rates ranged from 4.86% to 6.08% per annum during the period (six months ended 30 June 2010: 1.25% to 4.86% per annum).

(ii) Deposits placed with SA Finance

At 30 June 2011, the Group's deposits with SA Finance amounted to RMB1,127 million (31 December 2010: RMB1,111 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China.

Interest income received on such deposits amounted to RMB9 million (six months ended 30 June 2010: RMB7 million).

(f) Guarantees from CSAHC

At 30 June 2011, certain bank loans of the Group amounted to RMB291 million (31 December 2010: RMB364 million) were guaranteed by CSAHC.

(g) Commitments to CSAHC

At 30 June 2011, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB269 million (31 December 2010: RMB41 million).

(h) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 19(c), (e), (f) and (g) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(h) Transactions with other state-controlled entities (cont'd)

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the interim financial report, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2011	2010
	RMB million	RMB million
Jet fuel costs	**11,574**	9,059
Interest income	**90**	16
Interest expense	**361**	429

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2011	At 31 December 2010
	RMB million	RMB million
Trade and bills payable – jet fuel	**66**	465
Cash and deposits at bank	**8,961**	7,899
Bank and other loans	**42,472**	40,108

20 CONTINGENT LIABILITIES

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB303,000,000 (31 December 2010: RMB249,972,000) that are granted to its pilot trainees to finance their respective flight training expenses. As at 30 June 2011, an aggregate of personal bank loans of RMB226,000,000 (31 December 2010: RMB151,000,000), under these guarantees, were drawn down from the banks. During the period, the Group has been required to make repayments of RMB3,546,000 due to the default of payments of certain pilot trainees (six months ended 30 June 2010: nil).

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46,376,000 or for the refund of the down payments of USD12,377,698, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The Company has submitted an acknowledgement of service for the claim. The proceedings are at the preliminary stage and the directors are of the opinion that the claims are without merit. The Company has involved its legal advisor to defend the claim. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

21 COMPARATIVE FIGURES

As a result of the application of IAS24 (revised 2009), certain comparative figures have been adjusted to conform to current period's presentation and to provide comparative amounts in respect of items disclosed in 2011.

REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 12 to 35 which comprises the consolidated balance sheet of China Southern Airlines Company Limited as of 30 June 2011 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

25 August 2011

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

		Six months ended 30 June	
		2011	2010
	Note	**RMB million**	RMB million
Amounts under PRC GAAP		**2,755**	2,076
Adjustments:			
Losses on staff housing allocations	(a)	**(13)**	(13)
Revaluation of land use rights	(b)	**2**	2
Adjustments arising from business combinations under common control	(c)	**–**	(1)
Capitalisation of exchange difference of specific loans	(d)	**26**	11
Effect of the above adjustments on taxation		**(7)**	(3)
Effect of non-controlling interests of the above adjustments		**(1)**	(1)
Total		**7**	(5)
Amounts under IFRSs		**2,762**	2,071

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	**30 June 2011 RMB million**	31 December 2010 RMB million
Amounts under PRC GAAP		**29,762**	26,755
Adjustments:			
Losses on staff housing allocations	(a)	**27**	40
Revaluation of land use rights	(b)	**(136)**	(138)
Capitalisation of exchange difference of specific loans	(d)	**154**	128
Deficit balance within equity attributable to non-controlling interests	(e)	**(23)**	(23)
Government grants	(f)	**(38)**	(38)
Effect of the above adjustments on taxation		**(5)**	2
Effect of non-controlling interests of the above adjustments		**(13)**	(12)
Total		**(34)**	(41)
Amounts under IFRSs		**29,728**	26,714

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(c) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The historical carrying amounts of the assets and liabilities in the books of subsidiaries acquired are used to prepare the consolidated financial statements. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(f) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.